[IPC Holdings, Ltd. Letterhead]

April 13, 2009

Via EDGAR and Facsimile to: (202) 772-9217

Mr. Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	IPC Holdings, Ltd.
Registration Statement on Form S-4
Filed March 27, 2009
File No. 333-158264

Dear Mr. Riedler:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 7, 2009 (the “Comment Letter”), with respect to the Registration Statement on Form S-4 filed by IPC Holdings, Ltd. (“IPC”) on March 27, 2009 (File No. 333-158264). In connection with this response to the Comment Letter, IPC today filed Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”).

The headings and numbered items of this letter correspond to those in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in italics prior to IPC’s response.

Disclosure of Validus Holdings, Ltd. Offer

1.	Please amend the registration statement to include adequate disclosure regarding the exchange offer presented to the company’s board of directors by Validus Holdings, Ltd. on March 31, 2009.

Response: In response to the Staff’s comment, we have revised the disclosure under “Questions and Answers About the Amalgamation and the Meetings,” “Summary,” “Risk Factors,” “Background of the Amalgamation” and “Reasons Why IPC’s Board of Directors Recommends Approval of the Amalgamation” on pages vi, 9, 26, 41-42 and 45-48 of Amendment No. 1.

Exhibit 8.1 and 8.2 Tax Opinions

1.	Please file copies of the final tax opinions of Sullivan & Cromwell LLP and Akin Gump Strauss Hauer & Feld LLP, rather than the forms of opinion, as Exhibits 8.1 and 8.2 to the registration statement.

Response: In response to the Staff’s comment, conformed, executed copies of the final tax opinions of Sullivan & Cromwell LLP and Akin Gump Strauss Hauer & Feld LLP have been filed as Exhibits 8.1 and 8.2 to Amendment No. 1.

IPC acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve IPC from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	IPC may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have questions with respect to the above response, please do not hesitate to contact me at (441) 298-5102.

Sincerely,

/s/ James P. Bryce
James P. Bryce
Chief Executive Officer

cc:	Laura Crotty, Securities and Exchange Commission
Suzanne Hayes, Legal Branch Chief, Securities and Exchange Commission

Andrew S. Rowen, Esq.
Melissa Sawyer, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004